# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORASURE TECHNOLOGIES INC, CIK 0001116463
CUSIP: 68554V108
Title of class of securities: Common Stock, par value $0.000001 per share
Address of issuer's principal executive offices: 220 E FIRST ST, BETHLEHEM, Pennsylvania (PA), 18015
Date of event which requires filing of this statement: 01/15/2026
Amends the filing with accession number 0000902664-25-004014
Filed by CIK 0001478982
Persons authorized to receive notices and communications: Rishi Bajaj, Altai Capital Management, L.P., PO Box 15203, Irvine, California (CA), 92623-9998, 949-326-9612; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Altai Capital Management, L.P. (CIK 0001478982): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,740,836; sole dispositive power 0; shared dispositive power 3,740,836; aggregate amount beneficially owned 3,740,836 (5.21% of the class)
- Altai Capital Management, LLC (CIK 0001619440): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,740,836; sole dispositive power 0; shared dispositive power 3,740,836; aggregate amount beneficially owned 3,740,836 (5.21% of the class)
- Rishi Bajaj (CIK 0001619438): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,740,836; sole dispositive power 0; shared dispositive power 3,740,836; aggregate amount beneficially owned 3,740,836 (5.21% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.000001 per share
Name of issuer: ORASURE TECHNOLOGIES INC
Address of issuer's principal executive offices: 220 E FIRST ST, BETHLEHEM, Pennsylvania (PA), 18015
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the SEC on September 9, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of Osprey and the Separately Managed Accounts. This Amendment No. 2 amends Item 4 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On January 15, 2026, Osprey submitted to the Issuer a notice of its intention to (i) nominate Mr. Bajaj and John Bertrand (together, the "Nominees") and (ii) present a proposal (the "Declassification Proposal") requesting that the Board take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis, in each case, at the Issuer's 2026 Annual Meeting of Stockholders (including any adjournment, postponement, rescheduling, or continuation thereof or any special meeting held in lieu thereof, the "Annual Meeting"). Osprey and the Reporting Persons intend to solicit proxies from the stockholders of the Issuer to elect the Nominees and adopt the Declassification Proposal.

## Signatures
- Altai Capital Management, L.P.: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (01/15/2026)
- Altai Capital Management, LLC: /s/ Rishi Bajaj, Rishi Bajaj, Authorized Signatory (01/15/2026)
- Rishi Bajaj: /s/ Rishi Bajaj, Rishi Bajaj, Individually (01/15/2026)